Exhibit 99.1

REVISED: SINOVAC PROVIDES UPDATE ON CLINICAL TRIAL FOR H1N1 VACCINE TRIALS

-H1N1 Vaccine Shows Good Safety Profile-

BEIJING, Aug. 4 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE AMEX: SVA), a leading provider of vaccines in China, announced today that the clinical trial of its A/H1N1 influenza vaccine is proceeding well. All of the volunteers received their first shot of the vaccine and, during the three day observation period, the preliminary tests indicated that the A/H1N1 influenza vaccine is safe and reliable in humans.

The clinical trial began on July 22, 2009 and a total of 1,614 volunteers, including 101 elders, 706 adults, 404 juvenile and 403 children, had received the first shot of the vaccine through July 25. During the three-day observation period, none of the volunteers participating in Sinovac's clinical tests exhibited any sign of severe adverse reactions. Total adverse event rate is 11.8%, which is similar to that of seasonal influenza vaccine. The adverse events were all mild and transient. The most severe symptom was pain at the site of injection.

This clinical trial is organized by China's Center for Disease Control (CDC), and undertaken by Beijing CDC. The Ministry of Health (MOH) and State Food and Drug Administration (SFDA) are paying close attention to this clinical trial. Deputy Director General of MOH Disease Control Department, Donglou Xiao, Director of SFDA Registration Section, Wei Zhang, and other relevant experts visited the clinical trial site to observe the clinical trial. In June 2009, the Beijing municipal government(1) made its first purchase of Panflu from Sinovac, with an initial order of four million doses that are expected to be delivered by the end of September 2009.

Consistent with prior years' practices, Sinovac's seasonal influenza vaccine was released by China SFDA and commercially launched at the end of July 2009.

(1)
Sinovac's press release dated August 3, 2009 incorrectly referred to the Ministry of Health for the June 2009 order of four million doses of Panflu.  While we may receive orders from the Ministry of Health in the future, the June 2009 order was placed by the Beijing municipal government.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

   For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:  +86-10-8289-0088 x9871
     Fax:  +86-10-6296-6910
     Email: info@sinovac.com

   Investors:
     Amy Glynn/Sara Pellegrino
     The Ruth Group
     Tel:   +1-646-536-7023/7002
     Email: aglynn@theruthgroup.com
                 spellegrino@theruthgroup.com

   Media
     Janine McCargo
     The Ruth Group
     Tel:   +1-656-536-7033
     Email: jmccargo@theruthgroup.com